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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Announces Launch Of Premier Partner

Program For eDeveloper

Innovative Fixed-price Business Model Secures Current and Future Development Investments

Irvine, California (June 3, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced today the North American launch of its Premier Partner program for eDeveloper, Magic’s leading tool for productive and rapid development and integration (www.magicsoftware.com/edeveloper). The Premier Partner program is designed to provide Magic’s premier customers with extremely cost-effective development and deployment licenses and flexible pricing programs.

The Premier Partner preferred-customer plan provides customers with enhanced ROI and investment protection by providing:

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Unlimited eDeveloper development licenses during the term of the plan

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Enhanced maintenance and support programs

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Special product licensing across platform and database

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Predictable costs and easy payment over a fixed term

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Bulk purchase and special discounts on deployment and server licenses

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Coop marketing development funds

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Reduced costs for Magic University (MUI) classroom training

In addition, Premier Partners receive special discounts for other Magic Software offerings including iBOLT Integration Suite (www.magicsoftware.com/ibolt), WebGrade conversion solution and other products and services.

“The Premier Partner Program strengthens the relationship between Magic and our customers, and helps us to build a more solid partner community,” said Oren Inbar, CEO of Magic Software’s North American subsidiary. “It is our belief that customers who are willing to show their commitment to using our products and services should receive much more favorable pricing and licensing terms.”

The Premier Partner Program eliminates upgrade barriers, enabling customers to take advantage of the latest product releases and emerging technologies.  It provides partners with the ability to provide better forecasts for development and deployment costs for increased use of existing applications and the development of new applications. Already, several key customers have signed up for and are taking advantage of the Premier Partner program.

"We have long used tools from Magic Software to develop, deliver and integrate superior distribution software solutions for our customers," said Norm General, CEO of Streamline Information Systems, the Brantford, Ontario, Canada based software company which recently signed up for the Premier Partner program. "In our opinion, Magic has long been a visionary in its approach to open standards-based business rules development. We are delighted that Magic has created a flexible, predictable and cost-effective business model for its partners to deliver superior software solutions. We believe this program will help both our companies to grow."

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 3 June, 2003